Exhibit 99.1

VIQ Solutions Announces Proposed

Public Offering of Common Shares in the United States

and Canada and Update on Timing of Nasdaq Listing

PHOENIX, ARIZONA, August 9, 2021 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX:VQS and OTCQX:VQSLF), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced the launch of a proposed public offering (the “Offering”) of common shares (“Common Shares”) in the United States and Canada for an amount to be determined in the market.

Trading of the Common Shares on the Nasdaq Capital Market (“Nasdaq”) is expected to commence under the ticker symbol “VQS” on the trading day immediately following the pricing of the Common Shares under the Offering.

The Company intends to use the net proceeds of the Offering primarily to fund the continued development of its product and service offerings, to fund potential future acquisitions and for general corporate purposes.

The Offering will be conducted through a syndicate of underwriters co-led by JMP Securities LLC and Needham & Company, LLC as joint lead bookrunning managers (the “Lead Underwriters”) and certain other underwriters to be added to the syndicate (collectively with the Lead Underwriters, the “Underwriters”). The Offering will be priced in the context of the market. The issue price per Common Share and size of the Offering will be confirmed at a later date commensurate with the Company entering into an underwriting agreement with the Underwriters in respect of the Offering (the “Underwriting Agreement”) and reflected in a final prospectus supplement.

VIQ will also grant the Underwriters an option (the “Over-Allotment Option”) to purchase additional Common Shares representing in the aggregate up to 15% of the number of Common Shares to be sold pursuant to the Offering, solely to cover the Underwriters’ over-allocation position, if any, and for market stabilization purposes. The Over-Allotment Option will be exercisable by the Underwriters for a period of 30 days following the closing of the Offering.

In connection with the Offering, the Company has filed a preliminary prospectus supplement dated August 9, 2021 to its final short form base shelf prospectus dated June 10, 2021 with the securities commissions or similar regulatory authorities in each of the provinces of Canada, except Québec. The preliminary prospectus supplement has also been filed with the U.S. Securities and Exchange Commission (the "SEC") as part of the Company’s registration statement on Form F-10 in accordance with the multi-jurisdictional disclosure system (MJDS) established between Canada and the United States.

The issuance of the Common Shares pursuant to the Offering is subject to market and other conditions, and to customary approvals of applicable securities regulatory authorities, including the Toronto Stock Exchange and the Nasdaq Stock Market. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering.

The Offering is expected to be made to the public in each of the provinces of Canada, other than Québec, and in the United States by means of a short form base shelf prospectus and related prospectus supplement to be filed with applicable Canadian securities regulatory authorities and which will form part of the Company’s effective registration statement on Form F-10 filed with the SEC. The short form base shelf prospectus and the related prospectus supplement contain important information about the Common Shares. Investors should read the short form base shelf prospectus and the related prospectus supplement before making an investment decision.

A preliminary prospectus supplement related to the Offering has been filed with the SEC and applicable Canadian securities regulatory authorities and is available on the SEC’s website at http://www.sec.gov and on SEDAR at www.sedar.com. Copies of the Company’s base shelf prospectus and the preliminary prospectus supplement relating to the Offering may be obtained by contacting JMP Securities LLC, Attn: Prospectus Department, 600 Montgomery Street, Suite 1100, San Francisco, California 94111, or via telephone: 415-835-8985 or via email at: syndicate@jmpsecurities.com, or by contacting Needham & Company, LLC, Attn: Prospectus Department 250 Park Avenue, 10th Floor, New York, NY 10177, or via telephone: 800-903-3268, or via email at prospectus@needhamco.com.

No securities regulatory authority has either approved or disapproved the contents of this news release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

VIQ is represented by McMillan LLP in Canada and Troutman Pepper Hamilton Sanders LLP in the United States. The Underwriters are represented by Stikeman Elliott LLP in Canada and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. in the United States.

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Phone: 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net
Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions Inc.

VIQ Solutions is a provider of secure, AI-driven, digital voice and video capture technology and transcription services in the criminal justice, legal, insurance, media, government, corporate finance, media, and transcription service provider markets.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, the anticipated timing of listing of the Common Shares on the Nasdaq, confirmation of the size and price of the Offering, the receipt of required regulatory approvals, VIQ and the Underwriters entering into the Underwriting Agreement, the completion of the Offering, VIQ’s intended use of the net proceeds of the Offering and the potential exercise by the Underwriters of the Over-Allotment Option.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on such forward-looking statements, as VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, VIQ’s ability to obtain all necessary regulatory and stock exchange approvals for the Offering, VIQ’s ability to identify and acquire suitable acquisition targets, the accuracy of VIQ’s expectations with respect to industry and market trends and global economic conditions including the continuing effects of COVID-19. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements or information is based on current expectations, estimates and projections that involve several risks and uncertainties which could cause actual results to differ materially from those anticipated by VIQ and described in the forward-looking statements or information, including, without limitation, the risks and uncertainties associated with general economic conditions; the potential offering of any securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory and stock exchange approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; future legislative, tax and regulatory developments; the ability of the Company to meet the requirements to list its Common Shares on the Nasdaq; and the risks described under the heading “Risk Factors” in VIQ’s Annual Information Form for the year ended December 31, 2020, filed with the Canadian securities regulatory authorities under VIQ’s SEDAR profile at www.sedar.com and filed with the SEC as an exhibit to the registration statement.

These risks and uncertainties may cause actual results to differ materially from the forward-looking statements or information. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties. The forward-looking statements contained in this news release are made as of the date of this news release and, except as required by applicable law, VIQ undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.